Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2025

(With Independent Registered Public Accounting Firm's Report Thereon)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Sanford C. Bernstein & Co., LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Nashville, TN
February 26, 2026

We have served as the Company's auditor since 2006.

www.pwc.com   PricewaterhouseCoopers LLP, 21 Platform Way S, Suite 1900, Nashville, TN 37203
+1 (615) 503 2860

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2025

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	82,516
Cash and securities segregated under Federal regulations (cost $496,263)		498,649
Receivables:		
Brokers and dealers		19,657
Customers		1,607,527
Fees		1,223
Due from affiliates		295
Deposits with clearing organizations		14,881
Other assets		6,109
Total assets	**$**	**2,230,857**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	62,868
Customers		1,936,727
Due to Parent		2,359
Due to affiliates		166
Accrued expenses and other liabilities		2,567
Total liabilities	**$**	**2,004,687**
Member's equity		226,170
Total liabilities and member's equity	**$**	**2,230,857**

The accompanying notes are an integral part of this financial statement.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

December 31, 2025

(1) Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AB" or the "Parent"), which is majority-owned by Equitable Holdings, Inc. ("EQH"), the holding company for a diversified financial services organization. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company is also registered with the Commodity Futures Trading Commission as an introducing broker.

The Company provides brokerage and custodial services to individual and certain institutional advisory customers of AB. *See Note 9, Related Party Transactions*, for a discussion of these related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statement requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and cash held in foreign currencies.

(c) Brokerage Transactions

Customers' securities transactions are recorded on a settlement date basis. Receivables include client margin transactions and payables to clients include amounts due on cash. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the financial statement. The Company has the ability by contract or custom to sell or re-pledge this collateral, and has done so at various times. As of December 31, 2025, there were no re-pledged securities, and the collateral held was $2.1 billion.

(d) Collateralized Securities Transactions

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require us to deposit cash collateral with the lender. As of December 31, 2025, cash collateral on deposit with lenders was $14.5 million. With respect to securities loaned, the Company receives cash collateral from the borrower. As of December 31, 2025, the Company had $50.2 million in cash collateral from borrowers. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral amounts, as appropriate. As of December 31, 2025, there was no allowance provision required for the collateral advanced.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

December 31, 2025

As of December 31, 2025, the Company had $14.9 million of cash on deposit with clearing organizations for trade facilitation purposes. This amount is listed separately on the statement of financial condition.

Current Expected Credit Losses- Receivables from Customers

Receivables from customers are primarily composed of margin loan balances. We consider these financing receivables to be of good credit quality as these receivables are primarily collateralized by the related customer investments.

To estimate expected credit losses on margin loans, we applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of the collateral at the reporting date. Margin loans are limited to a percentage of the total value of the securities held in the customer's account against those loans. The Company requires, in the event of a decline in the market value of the securities in a margin account, the customer to deposit additional securities or cash so that, at all times, the value of the securities in the account, at a minimum, cover the loan to the customer. As such, the Company reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the amortized cost basis of the margin loans and, as a result, we consider the credit risk associated with these receivables to be minimal. In circumstances when a loan becomes undercollateralized and the customer fails to deposit additional securities or cash, the Company reserves the right to liquidate the account.

(e)   Loss Contingencies

For significant litigation matters, we assess the likelihood of a negative outcome. If a negative outcome is probable and the loss can be reasonably estimated, we record an estimated loss. If a negative outcome is reasonably possible and we can estimate the potential loss or range of loss, or if a negative outcome is probable and we can estimate the potential loss or range of loss beyond any amounts already accrued, we disclose this information. However, predicting outcomes or estimating losses is often challenging due to litigation uncertainties, especially in early stages or complex cases. In such instances, we disclose our inability to predict the outcome or estimate losses.

(f)   Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent and the Company are subject to a 4% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company and charged back to the Company.

(g)   Capital Contribution

In connection with the forgiveness of an intercompany payable with an affiliated entity, the Company recorded a capital contribution from its Parent in lieu of repayment, as the Parent ultimately holds the responsibility for the liability. The amount recorded for the year ended December 31, 2025 was $3.2 million.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

December 31, 2025

(h) *Debt*

The Company currently has three uncommitted lines of credit with three financial institutions. Two of these lines of credit permit the Company to borrow up to an aggregate of approximately $150.0 million, with AB named as an additional borrower, while the other line has no stated limit. As of December 31, 2025, the Company had no outstanding balance on these lines of credit. The average daily borrowings on the lines of credit during 2025 were $0.5 million with a weighted average interest rate of approximately 7.3%. The Company does not guarantee the debt of AB on any of the lines of credit.

In addition, the Company has a loan agreement with AB, in which the Company may borrow up to an aggregate of $800.0 million. As of December 31, 2025, the Company had no outstanding balance on this line of credit. Interest rates charged on these borrowings are at a floating rate based on the federal funds rate.

(i) *Subsequent Events*

We evaluate subsequent events through the date that this financial statement is available to be issued, February 26, 2026, and did not identify any subsequent events that would require disclosure in this financial statement.

(3) Cash and Securities segregated under Federal Regulations

As of December 31, 2025, the Company had $498.6 million of U.S. Treasury Bills and cash segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2025 consisted of the following (in thousands):

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 14,689	$ 51,488
Class action payables	—	719
Receivables/payables on unsettled trades	4,967	295
Securities failed-to-deliver/receive	1	10,366
	$ 19,657	$ 62,868

(5) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of the fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

December 31, 2025

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2025 (in thousands):

	Level 1	Level 2	Level 3	Other	Total
Securities segregated (U.S. Treasury Bills)	$ —	$ 498,649	$ —	$ —	$ 498,649
Total assets measured at fair value	**$ —**	**$ 498,649**	**$ —**	**$ —**	**$ 498,649**

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- U.S. Treasury Bills: The Company holds U.S. Treasury Bills and cash, which are segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

During the year ended December 31, 2025, we had no transfers between levels and held no Level 3 securities.

(6)   Offsetting Assets and Liabilities

Offsetting of assets as of December 31, 2025 was as follows (in thousands):

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral	Net Amount
Securities borrowed	$ 14,689	$ —	$ 14,689	$ (14,539)	$ —	$ 150

Offsetting of liabilities as of December 31, 2025 was as follows (in thousands):

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral	Net Amount
Securities loaned	$ 51,488	$ —	$ 51,488	$ —	$ (50,170)	$ 1,318

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

December 31, 2025

(7) Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent and the Company are subject to a 4% New York City unincorporated business tax ("UBT").

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of significant items comprising the net deferred tax asset is as follows (in thousands):

Deferred tax asset:		
Difference between book and tax basis:		
Deferred compensation plans	$	57
Other differences		(28)
Net deferred tax asset	**$**	**29**

The net deferred tax asset is included in other assets on the statement of financial condition. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

(8) Commitments and Contingencies

Legal and Regulatory Proceedings

For significant litigation matters, we assess the likelihood of a negative outcome. If a negative outcome is probable and the loss can be reasonably estimated, we record an estimated loss. If a negative outcome is reasonably possible and we can estimate the potential loss or range of loss, or if a negative outcome is probable and we can estimate the potential loss or range of loss beyond any amounts already accrued, we disclose this information. However, predicting outcomes or estimating losses is often challenging due to litigation uncertainties, especially in early stages or complex cases. In such instances, we disclose our inability to predict the outcome or estimate losses.

(9) Related Party Transactions

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company earns investment management fees from its customers and remits the full amount of these fees to the Parent.

The Parent utilizes the Company's custodial services for most of its Private Wealth Management accounts and for certain Institutional accounts.

For discussion on the Company's loans with AB, *see Note 2, Significant Accounting Policies, Debt.*

(10) Net Capital Requirement

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that

minimum net capital, as defined, equal the greater of $1.5 million or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2025, the Company had net capital of $215.1 million which was $182.9 million in excess of the minimum net capital requirement of $32.2 million. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

(11) Risk Management

(a) Customer Activities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally one business day after trade date. The Company is exposed to risk of loss on these transactions in the event of the broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material adverse effect upon the Company's financial condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients, in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, each counterparty's creditworthiness.

In connection with security borrowing and lending arrangements, the Company enters into collateralized agreements, which may result in potential loss in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

December 31, 2025

(c)   *Market Risk*

Market risk is defined as the exposure of a portfolio to adverse changes in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity. The associated market risks relate to changes in stock prices, interest rates, foreign exchange rates, commodity prices and/or their implied volatilities when derivative financial instruments reside in the portfolios.

(12)   **Business Segment Information**

Management has assessed the requirements of ASC 280, *Segment Reporting*. The Company operates as a securities broker-dealer and provides brokerage and custodial services to individual and certain institutional advisory clients of AB. The Chief Operating Decision Maker ("CODM") is the Chief Executive Officer of the Company. We have determined that the Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measurement of assets as evaluated by the CODM is reported as "*Total assets*" on the statement of financial condition. The accounting policies of our single operating segment are described in *Note 2 Significant Accounting Policies*.